

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Joshua R. Disbrow
Chief Executive Officer
Aytu Bioscience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

   Re: Aytu Bioscience, Inc.
    Registration Statement on Form S-3
    Filed November 22, 2017
    File No. 333-221735

Dear Mr. Disbrow:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at (202) 551-5019 with any questions.

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Marcelle S. Balcombe, Esq.